                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 15)*

                             BOSS HOLDINGS, INC.
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                              (Name of Issuer)


                                COMMON STOCK
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                       (Title of Class of Securities)


                                 10011B 10 1
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                               (CUSIP Number)

                           JAMES F. SANDERS, ESQ.
                        8235 FORSYTH BLVD., SUITE 400
                           CLAYTON, MISSOURI 63105
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          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 12-20-2002
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

         Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

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CUSIP NO. 10011B 10 1                13D/A                    PAGE 2 OF 7 PAGES

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1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GINARRA PARTNERS, L.L.C.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2 (e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
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                      7       SOLE VOTING POWER

                              410,639
       NUMBER OF      ---------------------------------------------------------
        SHARES        8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH         ---------------------------------------------------------
      REPORTING       9       SOLE DISPOSITIVE POWER
     PERSON WITH
                              410,639
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           410,639
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [  ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.5%
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   14      TYPE OF REPORTING PERSON*

           CO
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CUSIP NO. 10011B 10 1                13D/A                    PAGE 3 OF 7 PAGES

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1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GRAZIADIO FAMILY TRUST, U/D/T 10/13/75
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           OO
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2 (e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
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                      7       SOLE VOTING POWER

                              410,519
       NUMBER OF      ---------------------------------------------------------
        SHARES        8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH         ---------------------------------------------------------
      REPORTING       9       SOLE DISPOSITIVE POWER
     PERSON WITH
                              410,519
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           410,519
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [  ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.5%
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   14      TYPE OF REPORTING PERSON*

           OO (TRUST)
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CUSIP NO. 10011B 10 1                13D/A                    PAGE 4 OF 7 PAGES

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1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           G. LOUIS GRAZIADIO III
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2 (e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
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                      7       SOLE VOTING POWER

                              588,639
       NUMBER OF      ---------------------------------------------------------
        SHARES        8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH         ---------------------------------------------------------
      REPORTING       9       SOLE DISPOSITIVE POWER
     PERSON WITH
                              588,639
                      ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           178,000
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [X]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
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   14      TYPE OF REPORTING PERSON*

           IN
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         This statement is the fifteenth amendment to a statement on
Schedule 13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc., a Delaware corporation ("Company"), by a group consisting of Ginarra Partners, L.L.C., a California limited liability company ("Ginarra Partners"), the Graziadio Family Trust, udt 10/13/75 (the "Trust"), and G. Louis Graziadio III. This amendment amends Items 5 and 7 of Amendment No. 14 filed on September 4, 2002, by the Reporting Persons ("Amendment No. 14").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amendment No. 14 is amended to read in its entirety as follows:

         (a) As of December 23, 2002, Ginarra Partners beneficially owned 410,639 shares (20.5%) of Common Stock, the Trust beneficially owned 410,519 shares (20.5%) of Common Stock, and Mr. Graziadio beneficially owned 178,000 shares (8.9%) of Common Stock (55,000 shares of which are deemed owned by him on account of currently exercisable stock options). The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on the shares of Common Stock represented to be outstanding as of October 31, 2002 by the Company in the Company's quarterly report on Form 10-Q. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Persons.

         (b) The responses of the Reporting Persons to Items 7 through 11 of the respective cover pages to this Amendment No. 15 which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. As a trustee of the Trust, Mr. Bardack is deemed to have the full authority and power to vote or direct the vote, and full authority and power to dispose or direct the disposition, of the 410,519 shares of Common Stock owned by the Trust. As the chief executive officer of Second Southern Corp., the manager of Ginarra Partners, Mr. Graziadio is deemed (subject to members' rights of approval) to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 410,639 shares of Common Stock owned by Ginarra Partners. Mr. Graziadio also has sole voting and investment power over the 178,000 shares of Common Stock which he owns or is deemed to own individually.

         (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock:

                            Ginarra Partners, L.L.C.
                            ------------------------
         Date              Shares         Price        Transaction Type
         ----              ------         -----        ----------------
         12/20/2002        45,000         3.63         Open Market Purchase
         12/20/2002        23,000         3.65         Open Market Purchase
         12/23/2002         2,141         3.63         Open Market Purchase

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Joint Filing Agreement (Exhibit II).


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2002        GINARRA PARTNERS, L.L.C.

                               By:  Second Southern Corp., manager


                                    By:      /s/ G. Louis Graziadio III
                                         -------------------------------------
                                             Name:   G. Louis Graziadio III
                                             Title:  Chief Executive Officer


Date: December 24, 2002        GRAZIADIO FAMILY TRUST, UDT 10/13/75


                               By:      /s/ Phillip M. Bardack
                                    ------------------------------------------
                                        Name:   Phillip M. Bardack
                                        Title:  Trustee


Date: December 24, 2002        G. LOUIS GRAZIADIO III


                                        /s/ G. Louis Graziadio III
                               -----------------------------------------------
                                        G. Louis Graziadio III

                                 EXHIBIT II
                                 ----------

                           JOINT FILING AGREEMENT

         The undersigned each hereby agree that Amendment No. 15 to Schedule 13D filed herewith, relating to the Common Stock of Boss Holdings, Inc., is filed on behalf of each of the undersigned.

Date: December 24, 2002

                               GINARRA PARTNERS, L.L.C.

                               By:  Second Southern Corp., manager


                                    By:      /s/ G. Louis Graziadio III
                                         -------------------------------------
                                             Name:   G. Louis Graziadio III
                                             Title:  Chief Executive Officer


                               GRAZIADIO FAMILY TRUST, UDT 10/13/75


                               By:      /s/ Phillip M. Bardack
                                    ------------------------------------------
                                        Name:   Phillip M. Bardack
                                        Title:  Trustee


                               G. LOUIS GRAZIADIO III


                                        /s/ G. Louis Graziadio III
                               -----------------------------------------------
                                        G. Louis Graziadio III